Schedule 13D	Page 1 of 6

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D	OMB APPROVAL
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Under the Securities Exchange Act of 1934
(Amendment No.                     )*

Global Food Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

(CUSIP Number)

Mr. Marshall F. Sparks 4100 Newport Place, Suite 620, Newport Beach, CA 92660 (949) 271-1599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 6

CUSIP No. ___________________________
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Global Food Tech, Inc. 82-0537395
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO (transfer of assets)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 22,943,693
8. Shared Voting Power 0
9. Sole Dispositive Power 22,943,693
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,943,693
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 97.1
14. Type of Reporting Person (See Instructions)
CO

Schedule 13D	Page 3 of 6

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share of Global Food Technologies, Inc., a Delaware corporation (“Global Food”), whose principal executive office is located at 420 N. Main Street, Pocatello, Idaho 83203.

Item 2.	Identity and Background

The reporting person is Global Food Tech, Inc., a Delaware corporation (“Tech”). Tech is a holding company with no operations. The principal business address for Tech is 420 N. Main Street, Pocatello, Idaho 83203.

The officers and directors of Tech are as follows: Stephen J. Fryer, President and sole director; and Marshall F. Sparks, Chief Financial Officer. The business address for each of Mr. Fryer and Mr. Sparks’s is 4100 Newport Place, Suite 620, Newport Beach, California 92660.

Within the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 19, 2005, Tech and Global Food and Solvis Group, Inc., a Delaware corporation (“Solvis”), executed and simultaneously consummated an Asset Acquisition Agreement (the “Agreement”), pursuant to which Tech was issued 22,943,693 shares of common stock of Global Food in exchange for substantially all of the assets and liabilities of Tech. The terms of the purchase and sale are described in detail in the Agreement, filed as Exhibit 10.1 to Global Food’s Current Report on Form 8-K filed on August 19, 2005 which is incorporated herein in its entirety where such references and descriptions appear.

On November 23, 2005, Global Food issued 8,333 shares of its common stock to Mr. Fryer in return for previously rendered services, which shares represent less than one percent of the issued and outstanding shares of common stock of Global Food.

Item 4.	Purpose of Transaction

On August 19, 2005, Tech, Global Food and Solvis executed and simultaneously consummated the Agreement. Pursuant to the Agreement, Global Food acquired substantially all of the assets and liabilities of Tech in exchange for the issuance to Tech of 22,943,693 shares of Global Food’s common stock, which at the time, represented approximately 97% of our issued and outstanding common stock (the “Transaction”). Thus, upon consummation of the Transaction, Tech became the controlling shareholder of Global Food. Contemporaneously with the closing of the Transaction, Global Food’s then officers and directors immediately resigned and some of the officers and directors of Tech were appointed to such positions with Global Food. Accordingly, the Transaction resulted in a change of control and was accounted for as a reverse merger (recapitalization), with Tech deemed to be Global Food’s accounting acquirer. All share amounts referred to herein are as adjusted by the reverse stock split on September 30, 2005. Prior to the Transaction, Global Food was known as Boulevard Acquisition Corporation and Tech was known as Global Food Technologies, Inc. On October 3, 2005, Global Food amended its Articles of Incorporation to change its name to Global Food Technologies, Inc. and Tech changed its name to Global Food Tech, Inc.

Schedule 13D	Page 4 of 6

The terms of the purchase and sale are described in detail in the Agreement, filed as Exhibit 10.1 to Global Food’s Current Report on Form 8-K filed on August 19, 2005 which is incorporated herein in its entirety where such references and descriptions appear.

Shortly before the closing of, and in connection with, the Transaction, Global Food entered into a Stock Purchase Agreement, dated as of August 11, 2005 (“Stock Purchase Agreement”), with Pierce Mill Associates, Inc., a Delaware corporation (“Pierce Mill”) and Global Food’s then sole shareholder (holding 100,000 shares), and Solvis, pursuant to which Global Food issued 520,000 shares of common stock to Solvis, which at the time gave them a controlling position in Global Food’s issued and outstanding capital stock, as consideration for facilitating, and as a part of, the Transaction by which Global Food acquired the assets and liabilities of Tech. The transaction has been amended to remove the participation of Solvis and cancel the 520,000 shares issued to them, at the same time reissuing 100,000 of those shares to Pierce Mill.

Except as set forth in this statement, neither Tech nor its officers and directors have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Global Food, or the disposition of securities of the Global Food; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Global Food or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Global Food or any of its subsidiaries; (d) any change in the present board of directors or management of the Global Food, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Global Food; (f) any other material change in the Global Food's business or corporate structure; (g) changes in the Global Food's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Global Food by any person; (h) causing a class of securities of the Global Food to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Global Food becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Under the Agreement, Tech acquired beneficial ownership of 22,943,693 shares of common stock of Global Food, which constitutes approximately 97.1% of the issued and outstanding shares of Global Food common stock as of April 10, 2006. Tech has the sole power to vote and dispose of all 22,943,693 shares and no shares are subject to shared power to vote or dispose. Mr. Fryer owns 8,333 shares of Global Foods, which constitutes less than one percent of the issued and outstanding shares of Global Food common stock as of April 10, 2006. Mr. Fryer has the sole power to vote and dispose of all 8,333 shares and no shares are subject to shared power to vote or dispose. Mr. Sparks does not own any shares of Global Food.

Neither Tech nor its officers or directors have engaged in any transactions in common stock of Global Food during the past sixty days.

Schedule 13D	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

2.1
Asset Acquisition Agreement dated as of August 19, 2005 by and among Global Food Technologies, Inc. (fka Boulevard Acquisition Global Food), Global Food Tech, Inc. (fka Global Food Technologies, Inc.) and Solvis Group, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Global Food Technologies, Inc. on August 19, 2005).

Schedule 13D	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2006

Date

/s/ Marshall F. Sparks

Signature

Marshall F. Sparks / Chief Financial Officer

Name/Title